EXHIBIT 12
CROWN CASTLE INTERNATIONAL CORP.
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND
EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(DOLLARS IN THOUSANDS)

	Years Ended December 31,
	2010	2009	2008	2007	2006
Computation of earnings:
Income (loss) before income taxes	$(338,105)	$(190,523)	$(153,219)	$(317,003)	$(48,373)
Add:
Fixed charges (as computed below)	600,295	551,288	458,477	454,731	211,188
Subtract:
Interest capitalized	—	—	—	(1,406)	(1,295)
	$262,190	$360,765	$305,258	$136,322	$161,520
Computation of fixed charges and combined fixed charges and preferred stock dividends:
Interest expense	$406,222	$386,447	$332,058	$329,610	$153,722
Amortized premiums, discounts and capitalized interest expense related to indebtedness	84,047	59,435	22,056	20,649	8,606
Interest capitalized	—	—	—	1,406	1,295
Interest component of operating lease expense	110,026	105,406	104,363	103,066	47,565
Fixed charges	600,295	551,288	458,477	454,731	211,188
Dividends on preferred stock and losses on purchases of preferred stock	20,806	20,806	20,806	20,805	20,806
Combined fixed charges and preferred stock dividends	$621,101	$572,094	$479,283	$475,536	$231,994
Ratio of earnings to fixed charges	—	—	—	—	—
Deficiency of earnings to cover fixed charges	$338,105	$190,523	$153,219	$318,409	$49,668
Ratio of earnings to combined fixed charges and preferred stock dividends	—	—	—	—	—
Deficiency of earnings to cover combined fixed charges and preferred stock dividends	$358,911	$211,329	$174,025	$339,214	$70,474